Filed pursuant to Rule 433

Registration No. 333-180390

Dated December 5, 2017

Province of New Brunswick

(Canada)

US$500,000,000 2.500% Bonds due December 12, 2022

Final Term Sheet

Issuer:	Province of New Brunswick

Existing Long-Term Issuer Ratings:[1]	Moody’s: Aa2 (stable); S&P: A+ (stable)

Title:	2.500% Bonds due December 12, 2022
Aggregate Principal Amount:	US$500,000,000

Trade Date:	December 5, 2017

Issue Date (Settlement Date):	December 12, 2017 (T+5)

Maturity Date:	December 12, 2022

Interest Payment Dates:	June 12 and December 12 of each year, commencing on June 12, 2018. Interest will accrue from December 12, 2017.

Spread to Benchmark Treasury:	T+ 37.8 basis points

Spread to Mid-Swaps:	+ 32 basis points

Benchmark Treasury:	UST 2.00% due November 30, 2022

Treasury Spot/Yield:	99-07¼ /2.165%

Yield to Maturity:	2.543% semi-annual

Interest Rate:	2.500%

1   A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Public Offering Price:	99.799%, plus accrued interest, if any, from December 12, 2017

Use of Proceeds:

The net proceeds to the Issuer from the sale of the debt securities will be used to refinance existing debt and any remainder will be added to the Consolidated Fund of the Issuer to be used for general Provincial purposes.

Day Count Convention:	30/360

Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Joint Book-Running Managers:	BMO Capital Markets Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	CIBC World Markets Corp. Merrill Lynch, Pierce, Fenner, & Smith Incorporated National Bank of Canada Financial Inc.

CUSIP# / ISIN#:	642869 AK7 / US642869AK70

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis.

Governing Law:	Province of New Brunswick and Canada.

Base Prospectus and Prospectus Supplement:

Base Prospectus that became effective on June 26, 2012 and

Preliminary Prospectus Supplement dated as of December 4, 2017

https://www.sec.gov/Archives/edgar/data/862406/000095010317011955/dp83668_424b2.htm

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the Prospectus Supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding three business days will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding three business days should consult their own adviser.

Legends:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should

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read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: TD Securities (USA) LLC, 31 West 52nd Street, 2nd Floor, New York, New York, 10019, Telephone: (855) 495-9846, Attention: Debt Capital Markets Syndicate.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Member State, from the requirement to publish a prospectus for offers of the Bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

United Kingdom Legend:	This document is for distribution in the United Kingdom only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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